

02045052

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended June 27, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).


élan
Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	**Investors: (Europe)**	**Media:**
Jack Howarth	Emer Reynolds	Max Gershenoff
Ph: 212-407-5740	Ph: 353-1-709-4000	Ph: 212-704-8173
800-252-3526	00800 28352600	917 754 5694

ELAN REACHES SETTLEMENT WITH FTC

DUBLIN, IRELAND, June 27, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it has entered into a settlement with the U.S. Federal Trade Commission (the "FTC") resolving the FTC's investigation of a licensing arrangement between Elan and Biovail Corporation ("Biovail") relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement with the FTC is reflected in an Agreement Containing Consent Order ("Consent Agreement"), which does not include a monetary fine or penalty and does not constitute an admission by Elan that any law has been violated.

Under the Consent Agreement, Elan will reacquire all rights to its nifedipine 30 mg and 60 mg products that had been transferred to Biovail under the licensing arrangement. Until Elan received the first Food and Drug Administration ("FDA") approval of its generic nifedipine 30 mg, the pioneer drug (Adalat CC) was supplied to the market only by Bayer AG. Because Elan does not distribute generic products directly, and because it had no other means to distribute its generic nifedipine at the time, Elan entered into a licensing arrangement with Biovail and its distributor Teva. Through this distribution arrangement, Elan was able to supply the first generic copy of Adalat CC 30 mg to the US market. At present, seven of ten prescriptions for nifedipine 30 mg are filled with Elan's generic nifedipine, savings millions of dollars for the US consumer.

As part of the licensing arrangement, Biovail was required to bring a second generic nifedipine 30 mg to the market. However, Biovail has been unable to do so. Consequently, Elan has agreed with the FTC that it is time to unwind the licensing arrangement. Under a new plan approved by the FTC through the Consent Agreement, Elan will bring its nifedipine 30 mg to the market through a second generic distributor, while at the same time Elan will continue to manufacture and supply Biovail with nifedipine 30 mg for distribution through Teva. When Biovail is able to manufacture its own nifedipine 30 mg (or until May 31, 2003, whichever comes first), Elan will stop supplying Biovail with the drug. Thus, consumers of nifedipine will continue to benefit from competition under the new arrangement contained in the FTC Consent Agreement, as they had under the existing arrangement.

Elan will also bring a nifedipine 60 mg to the market through its new distributor. Biovail received the first FDA approval for nifedipine 60 mg, and has been distributing the nifedipine 60 mg through Teva. Thus Elan's nifedipine 60 mg will be the second generic copy of Bayer's Adalat CC 60 mg on the market. Elan will not be manufacturing nifedipine 60 mg for Biovail.

Elan is pleased to have reached resolution with the FTC whereby consumers will continue to have access to Elan's nifedipine 30 mg, while Biovail continues to work on manufacturing the drug and Elan arranges for an additional generic distributor. Elan expects to announce shortly the launch of its nifedipine 30 mg and 60 mg products through a major generic distributor.

Elan anticipates that there will not be a significant impact on its business under the settlement. While Elan will not receive royalties from Biovail, it will gain revenue from two products sold through a new distributor.

Elan Corporation, plc is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the United States. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

All statements included in this release, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1934, as amended). Such statements are typically characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "expect," "estimate," and "project" and similar expressions. These statements are based upon assumptions and assessments made by Elan's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors Elan's management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of settlement discussions with the U.S. Federal Trade Commission. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F, as amended by Form 20-F/A1, for the fiscal year ended December 31, 2000. Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those contemplated by such forward-looking statements. Except as required by applicable law, Elan undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: 

William F. Daniel
Company Secretary

Date: July 1, 2002